

KAHUNA
cannabis co.
slumber party
ice
Fruit Infused ICE POPS
RAPID ACTING
15MG THC
22.5MG CBN
THC
5 MG THC PER SERVING
7.5 MG CBN PER SERVING
3 SERVINGS
CONTAINS MARIJUANA.
KEEP AWAY FROM CHILDREN.
FOR ORAL CONSUMPTION ONLY

# OFFERING MEMORANDUM

facilitated by



MAINVEST

# Water Brands LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| Name of Company | Water Brands LLC |
| --- | --- |
| State of Organization | CO |
| Date of Formation | 04/05/2021 |
| Entity Type | Limited Liability Company |
| Street Address | 9455 Otis St, Westminster CO, 80021 |
| Website Address | https://kahunacannabis.co/ |

### (B) Directors and Officers of the Company

| Key Person | | Edward Scherer |
| --- | --- | --- |
| Position with the Company | | |
| | Title | Co-Owner |
| | First Year | 2022 |
| Other business experience (last three years) | | **Co-Owner** (*Kahuna Cannabis 2022 - Present*)<br><br>Ed has had a long and highly successful career spanning many decades and varied industries. He graduated from Susquehanna U. where he received his Bachelor of Sciences degree in Business Management. Upon graduation he embarked on a long and highly successful career at Xerox Corporation. |

| Key Person | Steve Cruise |
|---|---|
| Position with the Company<br><br>           Title<br>      First Year | <br><br>Co-Owner<br>2022 |
| Other business experience<br>(last three years) | **Co-Owner** (*Kahuna Cannabis 2022 - Present*)<br><br>Steve started his career in the financial industry as a Licensed Series 7 and eventually added personal and business insurance to his book. After 7 years of finance, it was time for a change and he spent the next 25+ years in the mining industry specializing in crushing, screening and mineral processing equipment in various capacities. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Edward Scherer | 35% |
| Steve Cruise | 65% |

(D) The Company's Business and Business Plan

The Team

Steve Cruise, Co-Founder

Steve enjoyed many years of success in the mining equipment industry in various capacities including sales and management positions to owning and operating two successful companies with clients both domestically and internationally. After watching the growth of the legal cannabis market in Colorado, with industrial hemp and CBD starting to gain traction, Steve decided to participate in this burgeoning industry and formed MJ Insurance which focused on insurance products for the cannabis space. Being immersed in all aspects of the industry including cultivation, extraction, and new products that were being produced, he began to see the health and medicinal benefits of cannabis and started researching various water soluble technologies. In early 2020 he came across a unique emulsification solution that is now the primary ingredient that increases the bioavailability of the cannabinoid in Kahuna Cannabis Co products.

Our Story

Kahuna Cannabis Co. is a CPG cannabis brand with the core mission of providing the cannabis consumer with high-quality, rapid acting cannabis consumables, starting with our flagship product, Kahuna Ice Freeze Pops. The primary motivation of cannabis use is for unwinding/stress relief, pain management and aiding sleep. Product purchases are dominated by flower and edibles with potency and efficacy as the prime selection factors for each. Utilizing our unique and exclusive solution, we provide the cannabis consumer with products that not only taste great, but also provide the potency and efficacy in an edible that meets these needs utilizing a unique delivery system, freeze pops.

- With our seperate experiences in the hemp space that focused on water solubility and medical-grade inhalers as delivery methods we quickly learned of the effects that major and minor cannabinoids have on the human body and began to translate these ideas into the legal cannabis space.
- In early 2020 we were introduced to a new emulsification process that was simple to use, very effective and didn't have the bitterness or weediness that other products on the market had. Also, being in the Colorado market that is saturated with gummies and chocolates, we began looking at other products that could be created utilizing our unique and exclusive solution.
- After experimenting with multiple products including gummies, drink enhancers and then one day, freeze pops. Kahuna Ice was born. Kahuna Ice is optimized for bio-availability, texture and taste as a frozen treat, but can also be used for cannabis-infused mocktails, frozen drinks or straight out of the sleeve as an on-the-go treat.
- Kahuna Ice freeze pops is the only product of its kind in ANY legal cannabis infused market in the United States.

Colorado - 2023 Launch

As of May 1, 2023 we have called on and placed samples with approximately 100 individual dispensary groups which represents 200+ total stores

- Total Colorado Recreational Market has approximately 671 retail dispensary licenses.

- We received and delivered orders to 10 dispensaries in April 2023.

After extensive testing by both a 10 dispensary group and a 20 dispensary group we have received confirmation that they will bring our product online beginning in June 2023.

- We have entered into a Consignment agreement with the 20 Dispensary group and will start with Kahuna Ice in 6 stores. Expected expansion to all 20 stores by 9/15/2023. This Group was NOT expecting to bring on any new products in 2023 but obviously loved Kahuna Ice.

The only objection that we have had with the product has been some people feel it's a seasonal product.

- Everyone loves the flavors and efficacy.

Colorado has experienced a downturn in Cannabis sales in 2023 for the first time in it's history since legalization in 2012. Many dispensaries are sitting on slow moving or unsaleable products, primarily edibles. There are over 800 gummy skus in the Colorado market.

There is only ONE sku for Freeze Pops: Kahuna Ice.

What industry people are saying

"Quite fast acting. 5-10 min for beginning effect, 15-20min for full effect. No strong hashy taste. Great frozen smoothie flavours. "

"Flavor is excellent. The margarita one was the first I grabbed! Perfect for a hot summer day! Fun, unique concept!"

"Amazing and fast acting ice pops. The flavors were all absolutely tasty. I would buy these in a heartbeat from any dispensary. We need to have these on our shelves yesterday! Never had anything like this before, and was very, very impressed."

"The otter pop you never knew you wanted. Literally an adult ice pop. Shake well before freezing!"

For more information, please refer to the Page View included with this filing.

### (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

### (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

### (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $35,000 |
| Offering Deadline | October 6, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

### (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $100,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Production | $10,000 | $40,000 |
| Marketing & Advertising | $10,000 | $30,000 |
| insurance, Legal, Accounting | $5,000 | $20,000 |
| Travel | $4,000 | $11,082 |
| Miscellaneous | $3,637 | $14,548 |
| Mainvest Compensation | $2,363 | $8,370 |
| TOTAL | $35,000 | $124,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.

- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 1.0 - 2.9%[2] |
| Payment Deadline | 2029-12-31 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 2.0 x<br>1.7 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 3.52% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.9% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $35,000 | 1.0% |
| $51,250 | 1.5% |
| $67,500 | 1.9% |
| $83,750 | 2.4% |
| $100,000 | 2.9% |

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.7x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Edward Scherer | 35% |
| Steve Cruise | 65% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|----------|--------|---------------|---------------|----------------------|
| Ed Scherer | $8,000 | 0.18% | 07/01/2023 | None |

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Historical milestones

Kahuna Cannabis has been operating since [December 2021] and has since achieved the following milestones:

- Opened location in Westminster, Colorado

- Established contractual Agreement with Larsen Group II to manufacture and distribute our products.

- Procured and installed two Freeze Pop machines,

- Implemented Sales plan in Fall of 2022 by visiting over 150 Dispensaries

- Received sample orders from 100+ stores

- Sales orders from 11 stores have been received with verbal commitments from another 12+ for early summer deliveries.

- Received approval from 20 store Dispensary group to deliver product to six stores in June, with the remaining stores ordering after results have been recorded.

- In discussions with potential manufacturers in NY, NJ, and Mass for potential Freeze Pop operations in these states.

- All sales projections in this proforma recognize only Freeze Pop sales in Colorado. Excellent opportunity roe gummy and Beverage enhancer business in Colorado. Also, great expansion opportunity for Freeze Pops and other products instates previously mentioned.Subsequent events to historical financials

Since the latest available financial statements of Kahuna Cannabis, we have had the following material changes and trends:

- Received sales orders from 11 stores totaling $3,800.

- Received additional Sample requests which are still being delivered.

- Procured enough supplies to manufacture our next batch of approximately 15,000 units.

Forecasted milestones

Kahuna Cannabis forecasts the following milestones:

- Orders from at least 40 Stores by the end of June.

- Add-on orders and new orders fromat least 60 stores by the end of August.

- Sales revenues of $35,000/month beginning in July.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $459,225 | $1,512,000 | $1,890,000 | $2,268,001 | $2,608,201 |
| Cost of Goods Sold | $183,690 | $604,800 | $756,000 | $910,000 | $1,044,000 |
| Gross Profit | $275,535 | $907,200 | $1,134,000 | $1,358,001 | $1,564,201 |
| EXPENSES |  |  |  |  |  |
| Rent | $0 | $0 | $0 | $0 | $0 |
| Utilities | $0 | $0 | $0 | $0 | $0 |
| Salaries | $40,000 | $217,000 | $217,000 | $240,000 | $240,000 |
| Insurance | $3,200 | $3,500 | $3,500 | $3,767 | $3,861 |
| Equipment Lease | $0 | $0 | $0 | $0 | $0 |
| Repairs & Maintenance | $1,000 | $0 | $1,500 | $0 | $0 |
| Legal & Professional Fees | $0 | $0 | $0 | $0 | $0 |
| Mktg/Advertising | $7,200 | $14,400 | $14,400 | $17,000 | $19,000 |
| Sales | $7,545 | $7,500 | $9,000 | $11,000 | $12,000 |
| Travel | $7,000 | $12,000 | $12,000 | $13,500 | $15,000 |
| Operating Profit | $209,590 | $652,800 | $876,600 | $1,072,734 | $1,274,340 |

## (U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

### Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

## (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
| --- | --- | --- |
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $18,900.00 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $-27,088.00 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V